Exhibit 12.1

FAR EAST ENERGY CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30, 2009	Year Ended December 31,
		2008	2007	2006	2005	2004
Pre-tax income (loss) from continuing operations	$(6,936,000)	$(22,591,000)	$(11,849,000)	$(10,343,000)	$(8,292,000)	$(8,004,000)
Add: Total fixed charges	314,000	—	—	—	65,000	42,000

Total earnings available for fixed charges	$(6,627,000)	$(22,591,000)	$(11,849,000)	$(10,343,000)	$(8,227,000)	$(7,962,000)

Fixed charges:
Interest and debt expense	314,000	—	—	—	—	90,000
Assumed interest component of rental expense	—	—	—	—	65,000	33,000

Total fixed charges	$314,000	$—	$—	$—	$65,000	$42,000

Ratio of earning to fixed charges	— (1)	— (1)	— (1)	— (1)	— (1)	— (1)

(1)	Earnings were inadequate to cover fixed charges by $6,936,000 for the six months ended June 30, 2009, $22,591,000 in 2008, $11,849,000 in 2007, $10,343,000 in 2006 and $8,292,000 in 2005 and $8,004,000 in 2004.